UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Western Silver Corporation

Suite 2050 - 1111 West Georgia Street

Vancouver, BC Canada V6E 4M3

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [  ]          Form 40-F     [X]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______X________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 9, 2005

Western Silver Corporation

s/   Jeffrey Giesbrecht

Jeffrey Giesbrecht, Corporate Secretary

2050 – 1111 W. Georgia St.

Vancouver, B.C.  V6E 4M3

Phone:

(604) 684-9497

Fax:           (604) 669-2926

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the financial position of Western Silver Corporation (“Western” or the “Company”) and the results of operations for the nine month periods ended June 30, 2005 and 2004 are to be read in conjunction with the unaudited consolidated financial statements and related notes for the periods then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements together with the following management’s discussion and analysis, dated August 2, 2005, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. The forward-looking statements are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion. Factors which could cause actual results or events to differ include, but are not limited to: general economic conditions; interest and currency exchange rates; the cost and availability of capital; changes in world precious and base metals markets; costs and supply of materials relevant to the mining industry; change in government; and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on form 40-F.

Table of Contents

1.

Corporate Overview p.2

1.1

Overview of the business

1.2

Outlook

1.3

Corporate results

2.

Capital Structure and Financing p.8

2.1

Capital stock

2.2

Liquidity and capital resources

2.3

Long term contractual obligations

3.

Changes in Accounting Policies p.10

1.   Corporate Overview

1.1  Overview of the business

The Company is a Canadian-based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon.

Peñasquito property update

Since the Chile Colorado Pre-feasibility Study was released on April 13, 2004, exploration work has focused almost exclusively on the nearby Peñasco deposit.  Diamond drilling in 2004 resulted in 121 holes and a total core length of 57,777 metres.  Phase 12 drilling commenced in 2005 with 16 holes and 10,525 metres of core drilled by mid-March, 2005.  Phase 13 drilling resulted in a further 21 holes and 13,544 metres of core drilling and was completed by the end of May, 2005.  Phase 13 was directed at delineating the higher-gold north contact zone at Peñasco, as well as infill drilling within the Peñasco deposit.  Phase 14 drilling consisted of 21 holes and approximately 12,000 metres.  These holes consisted of further infill drilling within Peñasco and drilling of other nearby exploration targets and were completed in July, 2005.

As a result of the March 2005 resource calculation up to and including the Phase 11 drilling campaign the total Peñasquito project, which includes the Peñasco deposit and the nearby Chile Colorado deposit, the contained metal was calculated as follows:

Chile Colorado and Peñasco Deposits	Ag	Au	Pb	Zn
	(Moz.)	(Moz.)	(Mlbs)	(Mlbs)
Total Contained Metal in Sulphide
(Measured and Indicated Category)	314.33	4.59	2101.30	5306.28

Total Contained Metal in Sulphide
(Inferred Category)	180.25	2.15	1272.94	2896.37

Total Contained Metal in Oxide
(Measured and Indicated Category)	27.13	0.36

Total Contained Metal in Oxide
(Inferred Category)	9.76	0.15

Phase 12 drilling has been incorporated into the resource model and work is now in progress incorporating information from Phase 13 and part of Phase 14 drilling into the Peñasco resource estimate which will be utilized in the feasibility study.  The Company had anticipated the release of this study around mid-year, but final metallurgical testwork had not been received from testing laboratories.  The feasibility study is now scheduled to be released in the fourth quarter of calendar 2005.

During the last quarter, in addition to the exploration drilling campaign, work at site included further sample collection of oxide material for “run-of-mine” column leach testing and completion of the geotechnical soils investigation.

Concurrently M3 and their consultants focused on the completion of the feasibility study and the Environmental Impact Assessment (“EIA”). Following an interim review of the project it was decided to incorporate as much up-to-date drilling as possible in the resource model at Peñasco. As previously noted, work is in progress incorporating Phase 13 data and as much of Phase 14 data as scheduling will permit. The target production rate of 50,000 tpd of sulphide ore at Peñasco and 40,000 tpd of sulphide ore at Chile Colorado, plus 10,000 tpd of oxide ore is envisaged for the plant design, up from 20,000 tpd as set out in last year’s pre-feasibility study.

An intensive metallurgical testwork program continues based on samples collected from both Chile Colorado and Peñasco in 2005. The work is divided into two main areas; oxide ore and sulphide ore testing.

Oxide ore testing has involved the column leaching of samples of various sizes up to run-of-mine. Metal recovery from the crushed samples appears to be very good. Run-of-mine material is currently being tested.  If recoveries are acceptable, processing run of mine material will reduce both operating and capital costs.

Sulphide testing has involved the determination of crushing and milling indices, together with flotation and mineralogy. The crushing and milling testwork has shown the Peñasco ore to be softer than that of the Chile Colorado. Flotation work is virtually complete for Chile Colorado but final metallurgical testwork is continuing on Peñasco ore. Mineralogy is ongoing. Pilot plant testwork is planned before issue of the Feasibility Study.

Discussions continue to take place with state and federal agencies with respect to the new access road to site and provision of the required power. The new access should be completed in advance of project development. CFE, the Mexican electrical authority, has indicated that electrical power may be tapped off the nearby 400kV cross-country power line, rather than sourcing power further away from the city of Saltillo.  The routing of the powerline needs to be confirmed.

Work on the EIA is essentially complete. Filing of the associated Risk Assessment and Land Use Change documents is pending SEMARNAT review of surface rights.   With respect to surface rights acquisition, the Company has initiated discussions with the three ejidos affected to formulate a basic agreement that would permit filing of the EIA and provide a framework for the purchase of the land by Minera Peñasquito.

Carmacks Property update

The 100% owned Carmacks oxide copper project is located 192 kilometers north of Whitehorse in the Yukon, Canada. The deposit contains an open-pit mineable reserve of 15.5 million tonnes grading 1.01% copper. Basic engineering was completed on this project in 1997, suggesting an economic project above US$1.05/lb. copper. Other economic factors such as cost escalation over the past eight years and the current exchange rate will affect this figure.

Metallurgical testwork to examine the possibility of biological production of sulphuric acid has produced encouraging results. This would reduce the operating and capital costs for the plant.  In addition the data obtained suggests the ultimate closure of the plant may benefit from this technology. Updating previous capital cost information and project economics continues sporadically.

The Company has signed a Project Agreement with the Yukon Government and has recommenced the permitting process. An updated Project Description has been accepted as adequate by the Yukon Government and the assessment process is in progress. No firm schedule has been established for the review process yet. Liaison with First Nations in the area to apprise them of the project has also taken place.

San Nicolas property update

San Nicolas is a massive sulphide deposit located in Mexico. The Company is a joint venture partner with Teck Cominco. In December 2001, Teck Cominco released a study by AMEC Simons Mining and Metals which outlined a 15,000 tpd open-pit mine averaging 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver. The project has been on care and maintenance status for the past three years.

1.2  Outlook

Western Silver is proceeding with the development of a mine plan for the two main mineral deposits at Peñasquito while aggressively pursuing further exploration opportunities on the property. In 2005 the Company’s milestones relating to the Peñasquito project include:

  Further updating the resource estimate at Peñasco and Chile Colorado;

  Completing the Environmental Impact Assessment;

  Completing the full Feasibility Study;

  Securing permits and surface rights for construction and operation;

  Continuing aggressive exploration on the Peñasquito property.

A full Feasibility Study is underway and is expected to be completed early in the fourth quarter of calendar 2005. M3, the company that completed the pre-feasibility study in March 2004 for Chile Colorado, was also engaged to complete the feasibility study for the combined Chile Colorado and Peñasco resources.

In order to expand and further define the project’s resource base, drilling will continue to be conducted in the immediate vicinity of known deposits. This work will contribute to the final mine design.

Western will continue to examine ways of optimizing its minority interest in the San Nicolas massive sulphide deposit in Zacatecas, Mexico.

Western will continue working with the Yukon Government on environmental assessment of its 100% owned Carmacks oxide copper project.

1.3  Corporate results

Consolidated Financial and Operating Information

	Nine months Ended June 30,		Year Ended September 30,
	2005	2004	2004
	$	$	$

Loss for the period	3,978,536	4,302,997	9,333,284
Loss per share	0.09	0.11	0.24
Total assets	119,517,955	60,161,770	57,728,670
Working capital	64,215,953	14,063,770	12,712,645
Acquisition and exploration expenditures	6,660,835	3,990,713	6,522,181
Feasibility study expenditures	3,012,762	1,020,522	1,245,878

Results of Operations

The Company’s net loss for the nine months ended June 30, 2005 was $3,978,536, or $0.09 per share, compared to a net loss of $4,302,997, or $0.11 per share, for the nine months ended June 30, 2004.  The decrease of $324,461 in the 2005 loss over 2004 is mainly attributable to:

1)

Stock based compensation expense decreased by $1,030,731 because the amount of granted stock options expensed was lower during the nine months ended June 30, 2005 than during the nine months ended June 30, 2004.

2)

An increase of $780,906 in interest income due to the higher cash and cash equivalent balances during the first nine months ended June 30, 2005 as compared to the first nine months ended June 30, 2004.

The items noted above were offset by:

1)

Increased general exploration expenditures by $404,297 arising from additional work involving the company’s Carmacks property and other properties;

2)

Consulting expenses increased by $320,092 due in part to an increase in compensation to management consultants, Sarbanes-Oxley compliance, and recruiting fees;

3)

Increases in office and administration totaling $495,256 in 2005, arising from increasing staffing levels, additional office space, and higher costs for communications and insurance;

4)

Increased shareholder communications and travel by $49,230 due in part to activities relating to financing and to a larger shareholder base for the nine months ending June 30, 2005 compared to the nine months ending June 30, 2004; and

5)

Accounting and legal costs increased by $96,212 due to higher audit and legal fees relating to regulatory compliance.

Summary of Quarterly Results

The following table summarizes selected quarterly financial results from the previous eight quarters. The Company’s quarterly results have varied significantly over this period as a result of factors as described below.

Quarter ending date	Net loss for the Quarter	Loss per share	Mineral property Expenditures	Total Assets
	$	$	$	$
June 30, 2005	2,029,043	0.04	4,322,258	119,517,955
March 31, 2005	1,136,737	0.02	2,991,980	119,910,143
December 31, 2004	812,756	0.02	2,359,359	119,893,185
September 30, 2004	5,030,287	0.13	2,756,824	57,728,670
June 30, 2004	1,478,756	0.04	1,745,157	60,161,770
March 31, 2004	2,416,947	0.06	1,590,631	59,044,896
December 31, 2003	407,294	0.01	1,675,447	55,300,449
September 30, 2003	761,803	0.02	1,940,155	42,654,402

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include:

  Stock based compensation expense of $1,367,715 recorded on June 30, 2005, $263,968 recorded on March 31, 2005, $366,624 recorded on December 31, 2004, $669,621 recorded on September 30, 2004, $1,127,725 recorded on June 30, 2004, $1,855,997 recorded on March 31, 2004, and $45,316 recorded on December 31, 2003, were all a result of the issuance of newly vested stock options to directors and employees. Stock based compensation expense of $269,257 recorded on September 30, 2003, was a result of the issuance of new stock options to non employees;

  Mineral property expenditures were greater by $1,330,278 during the quarter ended June 30, 2005 as compared to the prior quarter, as a result of increased fees relating to the Peñasquito project feasibility study;

  Mineral property expenditures were greater by $1,011,667 during the quarter ended September 30, 2004 as compared to the prior quarter, as a result of additional drilling costs and feasibility costs relating to the Peñasquito project;

   Promotion and travel being greater by $95,248 during the quarter ended March 31, 2004 as compared to the prior quarter, due to the hiring of additional investor relations support;

  Mineral properties being written off on September 30, 2004 totaling $4,020,565, and on September 30, 2003 totaling $329,503; and

  General exploration expenditures of $99,681 recorded during the quarter ended June 30, 2005, 234,320 in the quarter ended March 31, 2005, and $85,167 recorded in the quarter ending December 31, 2004.  The majority of the expenditures relate to the Carmacks property.

Mineral Properties and Related Deferred Costs

Mineral property expenditures during the nine months ended June 30, 2005 were $9,673,597, compared to mineral property expenditures of $5,011,235 during the nine months ended June 30, 2004. Of the total mineral property expenditures, $3,012,762 related to the Peñasquito pre-feasibility study and feasibility study, jointly referred to as the feasibility studies. The remaining $6,660,835 related to property payments and exploration expenditures, which included a large scale drilling program on the Peñasquito property.

Of the total amount of $9,673,597 spent on mineral properties during the nine months ended June 30, 2005, 97% was spent on the Peñasquito project. Principal Peñasquito expenditures include drilling and assaying expenditures ($4,014,961), feasibility expenditures ($3,012,762), consulting fees relating to exploration ($923,505), property payments ($299,274), geological fees relating to exploration ($341,447), and office and miscellaneous expenditures ($813,871).

Mineral property expenditures increased by $4,662,362 during the nine months ended June 30, 2005 as compared to the same period in the previous year. The increase was due to an increase in drilling and assaying costs on Peñasquito of $1,144,961, an increase in project costs relating to the feasibility studies of $1,992,762, an increase in consulting fees relating to exploration of $685,425, and increases in office and miscellaneous expenditures of $839,214.

2.   Capital Structure and Financing

2.1  Capital stock

Authorized

Unlimited common shares without par value

Issued and outstanding

	Number of shares	Amount $

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of share purchase warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453
Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,462,572
Pursuant to the exercise of share purchase warrants	120,000	693,600
Pursuant to the exercise of stock options	542,000	2,009,620
Transfer of value on exercise of stock options and warrants	-	755,685
Balance at June 30, 2005 and August 2, 2005	48,228,581	143,170,975

As at August 2, 2005 the Company had no outstanding share purchase warrants and 2,931,000 stock options outstanding.

2.2  Liquidity and capital resources

The Company’s working capital at June 30, 2005 was $64,215,953 compared to working capital of $12,712,645 at September 30, 2004. The working capital figures included cash and cash equivalents of $65,774,890 at June 30, 2005 and $13,528,534 at September 30, 2004. The increase in cash was due mainly to an equity financing completed in December 2004, and the exercising of share purchase warrants and stock options.

Management has estimated that the Company will have adequate funds from existing working capital, and the proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. As the Company advances or develops its mineral properties further, it will be necessary to obtain additional financing, and while the Company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Financing Activities

On December 23, 2004, the Company completed a public offering of 6,325,000 common shares at a price of $10.25 per common shares for proceeds of $64,831,250, less issuance costs of $4,368,678, which includes 825,000 common shares issued upon the exercise of the over-allotment option granted to the underwriters. The proceeds of the Offering are expected to be used to fund the further development of the Peñasquito Project and for general corporate purposes.

During the nine months ended June 30, 2005, the Company received $693,600 from the exercise of 120,000 share purchase warrants, at a price of $5.78 per share, and $2,009,620 from the exercise of 542,000 share purchase stock options, at prices ranging from $1.00 to $9.54 per share.

On December 16, 2003, the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share. The Company received $11,570,950 (net of cash offering costs of $789,050). Agent warrants were issued as stock issuance fees and assigned a value of $302,020. A portion of this capital provided the funding for the exploration, development and administrative plans of the Company for fiscal 2004.

Investing Activities

The Company spent $9,673,597 on acquisition, exploration and feasibility studies during the nine months ended June 30, 2005 ($5,011,235 during the nine months ended June 30, 2005), 97% of which was spent on the Peñasquito project.

The Company expects to continue with an active exploration program for the remainder of fiscal year 2005, and the preparation of a feasibility study for the Chile Colorado and Peñasco deposits, which began in April 2004 is expected to be completed in the 4th quarter of the 2005 calendar year.

2.3 Long term contractual obligations

During the quarter ended March 31, 2005, the Company entered into a formal agreement for sublease of office space, including furniture and equipment.  The agreement expires October 29, 2009.  The amounts committed under all sublease contracts are as follows:

Contractual Obligations as at June 30, 2005	Payments due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Rental Agreement	999,111	199,823	479,573	319,715	-

Total Contractual Obligations	999,111	199,823	479,573	319,715	-

3.   Changes in Accounting policies

As at October 1, 2004 the Company adopted the CICA issued Section 3110, “Accounting for Asset Retirement Obligations”. Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. There has been no material impact on the June 30, 2005 consolidated financial statements as a result of adopting this accounting principle.

Western Silver Corporation

(an exploration stage company)

Consolidated Financial Statements

June 30, 2005

(Unaudited)

Western Silver Corporation

(an exploration stage company)

Consolidated Balance Sheets

As at June 30, 2005 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

	June 30, 2005 $	September 30, 2004 $
Assets

Current assets
Cash and cash equivalents	65,774,890	13,528,534
Accounts receivable and prepaid expense	554,195	693,521

	66,329,085	14,222,055

Long-term investment	267,092	267,092

Plant, property and equipment - net of accumulated depreciation of $12,421 (Sept 30/04 - $4,537)	53,452	44,794

Mineral properties (note 2)	52,868,326	43,194,729

	119,517,955	57,728,670

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,113,132	1,509,410

Shareholders' Equity

Capital stock (note 3)
Authorized
Unlimited common shares

Issued and outstanding
48,228,581 (Sept 30/04 - 41,241,581) common shares	143,170,975	79,249,498

Value assigned to stock options and warrants (note 3)	5,096,105	3,853,483

Deficit	(30,862,257)	(26,883,721)

	117,404,823	56,219,260

	119,517,955	57,728,670

Basis of presentation (note 1)

Approved by the Board of Directors

              "Robert J. Gayton"                 Director                    "Klaus Zeitler"                 Director

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the three and nine months ended June 30, 2005 and 2004 (unaudited)

(expressed in Canadian dollars)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2005	2004	2005	2004
	$	$	$	$

General exploration expenditures	99,681	2,949	419,168	14,871

Administrative expenses
Accounting and legal	94,389	33,188	260,644	164,432
Consulting	213,823	82,976	636,196	316,104
Depreciation	2,781	945	7,885	1,215
Filing and transfer fees	49,676	22,832	210,637	166,448
Foreign exchange	38,305	(12,259)	83,296	22,924
Miscellaneous	1,308	316	12,158	1,300
Office and administration	455,959	140,240	814,383	319,127
Shareholder communications and travel	121,397	145,860	492,278	443,048
Stock based compensation (Note 3(c))	1,367,715	1,127,725	1,998,307	3,029,038

	2,345,353	1,541,823	4,515,784	4,463,636

Loss before other income	(2,445,034)	(1,544,772)	(4,934,952)	(4,478,507)

Other income
Interest income	415,991	66,016	956,416	175,510

Loss for the period	(2,029,043)	(1,478,756)	(3,978,536)	(4,302,997)

Deficit - Beginning of period	(28,833,214)	(20,374,678)	(26,883,721)	(17,550,437)

Deficit - End of period	(30,862,257)	(21,853,434)	(30,862,257)	(21,853,434)

Basic and diluted loss per common share	(0.04)	(0.04)	(0.09)	(0.11)

Weighted average number of common shares outstanding	48,109,065	40,615,202	45,999,930	38,542,455

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Cash Flows

For the three and nine months ended June 30, 2005 and 2004 (unaudited)

(expressed in Canadian dollars)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2005	2004	2005	2004
	$	$	$	$

Cash flows provided by (used in)

Operating activities
Loss for the period	(2,029,043)	(1,478,756)	(3,978,536)	(4,302,997)

Items not affecting cash
Depreciation	2,781	945	7,885	1,215
Stock-based compensation	1,367,715	1,127,725	1,998,307	3,029,038
	1,370,496	1,128,670	2,006,192	3,030,253

Change in non-cash working capital items
Accounts receivable and prepaid expense	(188,669)	(368,382)	139,326	(399,535)
Accounts payable and accrued liabilities	226,419	(36,993)	963,530	15,381
	37,750	(405,375)	1,102,856	(384,154)

	(620,797)	(755,461)	(869,488)	(1,656,898)

Financing activities
Shares issued for cash - net of issue costs	308,880	1,219,810	63,165,792	18,327,710

Investing activities
Mineral properties and related deferred costs	(4,322,258)	(1,745,157)	(9,673,597)	(5,011,235)
Accounts payable and accrued liabilities	(266,159)	285,088	(359,808)	438,236
Capital asset additions	(11,420)	(14,380)	(16,543)	(46,630)

	(4,599,837)	(1,474,449)	(10,049,948)	(4,619,629)

Increase in cash and cash equivalents	(4,911,754)	(1,010,100)	52,246,356	12,051,183

Cash and cash equivalents - Beginning of period	70,686,644	15,805,321	13,528,534	2,744,038

Cash and cash equivalents - End of period	65,774,890	14,975,221	65,774,890	14,795,221

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Shareholders' Equity

June 30, 2005 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

	Common shares			Value
	Number of shares	Amount $	Cumulative deficit $	Assigned to stock options and warrants $	Total shareholders' equity $

Balance - September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257	41,782,835

Issue of shares
Private placements	2,400,000	11,268,930	-	-	11,268,930
Exercise of warrants	2,190,000	5,477,200	-	-	5,477,200
Exercise of stock options	1,467,500	3,022,900	-	-	3,022,900
Stock options	-	-	-	3,698,659	3,698,659
Value assigned to warrants	-	-	-	302,020	302,020
Transfer of value on exercise of stock options	-	416,453	-	(416,453)	-
Loss for the year	-	-	(9,333,284)	-	(9,333,284)

Balance - September 30, 2004	41,241,581	79,249,498	(26,883,721)	3,853,483	56,219,260

Issue of shares
Private placements	6,325,000	60,462,572	-	-	60,462,572
Exercise of warrants	120,000	693,600	-	-	693,600
Exercise of stock options	542,000	2,009,620	-	-	2,009,620
Stock options	-	-	-	1,998,307	1,998,307
Transfer of value on exercise of stock options and warrants	-	755,685	-	(755,685)	-
Loss for the period	-	-	(3,978,536)	-	(3,978,536)

Balance - June 30, 2005	48,228,581	143,170,975	(30,862,257)	5,096,105	117,404,823

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

June 30, 2005 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

1

Basis of preparation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Western Silver Corporation ("the Company"). These consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company.

2

Mineral properties

	Total costs to September 30, 2003 $	Costs incurred during 2004 $	Disposition/ write-offs during 2004 $	Total costs to September 30, 2004 $	Costs incurred during current period $	Total costs to June 30, 2005 $
Mexico
Penasquito
Acquisition	13,872,012	241,966	-	14,113,978	299,274	14,413,252
Exploration	6,707,198	5,963,778	-	12,670,976	6,093,784	18,764,760
Feasibility studies	323,702	1,245,878	-	1,569,580	3,012,762	4,582,342

	20,902,912	7,451,622	-	28,354,534	9,405,820	37,760,354

El Salvador
Acquisition	1,889,672	-	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,236	39	-	2,424,275	-	2,424,275
San Nicolas	4,312,095	198,730	-	4,510,825	115,523	4,626,348
Tamara	1,849,259	-	-	1,849,259	-	1,849,259
Ramos	2,268,173	26,503	(2,294,676)	-	-	-

	12,743,435	225,272	(2,294,676)	10,674,031	115,523	10,789,554

San Jeronimo
Acquisition	641,754	-	(641,754)	-	-	-
Exploration	1,059,489	24,646	(1,084,135)	-	-	-

	1,701,243	24,646	(1,725,889)	-	-	-

Almoloya
Acquisition	25,443	57,283	-	82,726	40,798	123,524
Exploration	40,020	2,132	-	42,152	4,595	46,747

	65,463	59,415	-	124,878	45,393	170,271

Bacanora
Acquisition	3,555	7,104	-	10,659	3,132	13,791
Exploration	30,627	-	-	30,627	3,728	34,355

	34,182	7,104	-	41,286	30,725	48,147

Canada
Carmacks	4,000,000	-	-	4,000,000	100,000	4,100,000

	39,447,235	7,768,059	(4,020,565)	43,194,729	9,673,597	52,868,326

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

June 30, 2005 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

3

Capital stock

Authorized

Unlimited common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of share purchase warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453

Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,462,572
Pursuant to the exercise of share purchase warrants	120,000	693,600
Pursuant to the exercise of stock options	542,000	2,009,620
Transfer of value on exercise of stock options and warrants	-	755,685

Balance at June 30, 2005	48,228,581	143,170,975

a)

The following summarizes the issuance of capital stock during the nine months ended June 30, 2005:

  The Company received $693,600 from the exercise of 120,000 share purchase warrants at an exercise price of $5.78 per share purchase warrant.

  The Company received $2,009,620 from the exercise of 542,000 share purchase stock options at exercise prices ranging from $1.00 to $9.54 per share purchase stock option.

  On December 23, 2004 the Company received proceeds of $64,831,250, less issuance costs of $4,368,678, from the issuance of 6,325,000 shares through a financing at $10.25 per share.

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

June 30, 2005 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

b)

Share purchase warrants

A summary of the Company's warrants outstanding at June 30, 2005 and September 30, 2004 and the changes for the periods then ended, is presented below:

	June 30, 2005	Weighted average exercise price $	September 30, 2004	Weighted average exercise price $

Balance outstanding - Beginning of period	120,000	5.78	2,070,000	2.31
Issued	-	-	240,000	5.78
Exercised	(120,000)	5.78	(2,290,000)	2.50

Balance outstanding and exercisable - End of period	-	-	120,000	5.78

The fair value of share purchase warrants was determined by using the Black-scholes option pricing model and is included in the share issue costs that have been netted against share capital.

c)

Stock options

Effective April 4, 2005, the shareholders adopted a 10% rolling stock option plan ("rolling plan").  All previously existing plans and stock options were incorporated into the rolling plan.  At any point in time, the Company may issue stock options for the purchase of up to 10% of issued capital.  The exercise price of the options is equal to the market value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors.  As at June 30, 2005, the Company can issue an additional 1,891,858 stock options.

A summary of the Company's options outstanding at June 30, 2005 and September 30, 2004 and the changes for the periods then ended, is presented below:

	June 30, 2005	Weighted average exercise price $	September 30, 2004	Weighted average exercise price $

Balance outstanding - Beginning of period	2,713,000	4.19	3,205,500	1.92
Granted	760,000	10.25	975,000	8.47
Exercised	(542,000)	3.71	(1,467,500)	2.06

Balance outstanding - End of period	2,931,000	5.85	2,713,000	4.19

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

June 30, 2005 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

Stock options outstanding and exercisable at June 30, 2005 are as follows:

Exercise price $	Options outstanding at June 30, 2005	Weighted average exercise price $	Average remaining contractual life (years)

1.00 - 1.50	917,500	1.27	1.67
2.00	350,000	2.00	0.57
3.28	48,500	3.28	2.44
6.00 - 7.30	290,000	6.72	3.54
9.54 - 10.25	1,325,000	9.95	4.38

	2,931,000	5.85	2.96

Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, compensation expense on all stock options granted by the Company is to be charged to the income statement, over the stock option vesting period.  The fair value of options granted is determined using the Black-Scholes option pricing model.  The fair value of options granted during the nine months ended June 30, 2005 that also vested during the same period is $1,215,747.

Value assigned to stock options	June 30, 2005	September 30, 2004
	$	$

Balance - beginning of period	3,853,483	269,257

Share purchase warrants	-	302,020
Stock Options	1,998,307	3,698,659
Transfer of value on exercise of stock options/warrants	(755,685)	(416,453)

Balance - end of period	5,096,105	3,853,483

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

June 30, 2005 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

Compensation expense was based on the following assumptions:

	2005	2004

Average risk-free interest rate	3.27%	3.28%
Expected dividend yield	-	-
Expected stock price volatility	65%	70%
Expected option life in years	3.58	3.50

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

4

Contract commitments

On May 4, 2005, the Company entered into an agreement to sublease office space.  The agreement expires October 29, 2009.  The total amount of payments due during the course of the agreement is $999,111, of which $19,982 is due during the current fiscal year.  The remaining $979,129 is due between October 1, 2005 and October 29, 2009.

5

Segmented information

Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the nine month periods ended June 30, 2005 and June 30, 2004 were derived from interest income, which was earned in Canada.

The Company's non-current assets by geographic location are as follows:

	June 30, 2005 $	June 30, 2004 $

Canada	4,420,544	4,314,346
Mexico	48,768,326	40,548,470

	53,188,870	44,772,816

The accompanying notes are an integral part of these consolidated financial statements.